FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta receives full registration for BRAVO® to combat resistant disease in Germany

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta receives full registration for BRAVO® to combat resistant disease in Germany

Basel, Switzerland, 17January 2005

Syngenta announced today that its leading fungicide BRAVO® has received full registration for use on wheat in Germany. BRAVO® offers farmers a unique solution for controlling the fungal disease Septoria, including strains that other treatments do not fully control. The registration allows for early season application, which is most effective for the control of Septoria

BRAVO® will be offered as a single product and in combination with AMISTAR®, the broadest spectrum cereal fungicide from Syngenta, as AMISTAR® OPTI PACK. BRAVO® is now registered in 61 countries on 107 crops. AMISTAR® OPTI is also sold in the UK.

“BRAVO® and AMISTAR® OPTI PACK effectively address an increasingly severe problem faced by our customers,” said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “BRAVO® and AMISTAR® OPTI PACK provide excellent disease control, yield benefits and a long-term strategy against Septoria resistance.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 17 January 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	January 17, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel